Exhibit 16.



               [LETTERHEAD OF GRANT THORNTON LLP]



December 22, 1998

Securities and Exchange Commission
Washington, D.C.  20549

Re:  Level 8 Systems, Inc.
     File No. 0-26392

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Level 8 Systems, Inc.
dated December 22, 1998. We believe it should be supplemented and, in part, amended as follows:

Grant Thornton LLP did not discuss the subject matter of the disagreement of the Microsoft contract with the Audit Committee or the Board of Directors; however a member of the audit committee did discuss the subject matter of the disagreement with Grant Thornton LLP. The Company has authorized Grant Thornton LLP to respond fully to the inquiries of any accounting firm concerning the subject matter of the disagreement.

In addition, for the year ended December 31, 1997 Grant Thornton LLP advised the Audit Committee of the Board of Directors of the Company in a letter dated February 23, 1998, that there existed significant deficiencies in the Company's internal control structure that, in their judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Very truly yours,

/s/ Grant Thornton LLP